Full House Resorts, Inc.
One Summerlin
1980 Festival Plaza Drive, Suite 680
Las Vegas, Nevada 89135

January 9, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:     Tom Kluck, Legal Branch Chief

Re:    Full House Resorts, Inc.
Registration Statement on Form S-3
File No. 333-222390

Dear Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Full House Resorts, Inc. hereby requests acceleration of the effective date of the above-referenced registration statement so that it may become effective at 10:00 a.m., Eastern Standard Time on January 12, 2018, or as soon as practicable thereafter.

Very truly yours,

Full House Resorts, Inc.

By:	/s/ Lewis Fanger
Name:	Lewis Fanger
Title:	Chief Financial Officer

cc:    Joshua Lobert, Staff Attorney, Securities and Exchange Commission
Michael J. Bonner, Esq., Greenberg Traurig, LLP